Filed Pursuant To Rule 433

Registration No. 333-275079

March 1, 2024

YAHOO FINANCE (TV): Spot Bitcoin ETF’s and the Future of Crypto with Michael Sonnenshein

COREY GOLDMAN: Bitcoin's celebrating it’s 15th birthday this year with the sec giving the gift of additional credibility by allowing retail investors to invest in the tokens via spot ETFs. Indeed, the sec's early January decision to grant 11 firms license to offer spot Bitcoin ETFs ushers in a new era for the oldest and most widely accepted digital asset by offering traditional retail investors easier access and giving it more mainstream credibility. The question now is what's next? To unpack what's in store for Bitcoin, Ethereum and other cryptocurrencies, I'm joined by several cryptocurrency experts, including Grayscale ceo Michael Sonnenshein coindesk indices managing director Andy Baer. Matt Kohrs, host of the crypto focused Matt Kohrs show and techcrunch senior cryptocurrency reporter Jacqueline Melnick. So some time has passed since the sec gave license to these new spot, Bitcoin ETFs. We know that. For starters, why don't we talk about why it was such a landmark decision? So maybe Matt, you can talk about it first. What do you feel really sort of pushed the ball forward in terms of this particular sec stamp of approval?

MATT KOHRS: i think from the retail side, it was more of the first opportunity that the average person now has the accessibility to protection from the government. And now with the continual debasement of the dollar, a little protection from that. So i think it's exciting times that we got that regulatory clarity. very much thank you to grayscale.

GOLDMAN:Fair enough. And you know, Jacqueline, i mean, what are your thoughts? What have we learned so far, do you think, in terms of the sec's move?

JACQUELYN MELINEK: i think this was a matter of when, not if this will happen. I've talked to Michael in the past about this, and he said this was a 10 year long process waiting for this moment. The first spot Bitcoin etf application was filed over a decade ago, and nobody really gave up from that point to this day. And i think in a way, it brought in so much more demand than we even anticipated.

GOLDMAN:In terms of what the investor behavior has been. I mean, you've seen that so far. I mean, what's, what's that taught us? What have we seen so far?

ANDY BAEHR: You know, cryptocurrency's a really unique asset class in that it started from the bottom. It started from individuals and enthusiasts. And it's kind of swimming its way upstream to institutional adoption. So the etf is the first way, at least for bitcoin, for people to have conversations with advisors and advisors to put Bitcoin into their portfolios in a way which reflects their kind of primary financial planning. So it's been a tremendous success.

GOLDMAN: All music to your ears, I'm sure. You know, I guess the question is how much of that momentum have you been seeing? What was your what's your perspective?

MICHAEL SONNENSHEIN: Well, it is, I really think, crypto's mainstream moment, right? I think for so long, crypto had been outside of mainstream financial services and the spot Bitcoin etf wrapper now being in market now having over 10 spot Bitcoin ETFs in market really does weave Bitcoin firmly into the fabric of the financial services landscape. So I do think it's a very, very important moment and one that certainly my team and a lot of folks around the industry are really excited about and wanting to now capitalize on that momentum.

GOLDMAN:I mean, in terms of where things have gone, you know, a bit of time has passed. Have there been any unforeseen surprises?

SONNENSHEIN:You know, I think, if anything, a lot of folks maybe thought that it would take longer to see the advised market come online. You know, here in the US, there's about $40 trillion of advised wealth. And so starting to see our clients increasingly move towards that financial advisor audience wanting to have those conversations. It really has kind of been 2 buckets and they've come online really quickly. One is I'm really scared and I don't know what to do about this, but my clients are asking about it or it's 2 I'm personally excited about this. What's going to be the best way to have that conversation with clients? What's the best way to integrate it into portfolios?

GOLDMAN:And Jacqueline, what about you for your audience? What are you guys focusing on and what have you seen that's maybe not what you were expecting?

MELINEK:Yeah, I think this just adds a lot of legitimacy to the digital asset sector. I mean, having the sec approve 11, not one, two, three, five, but 11 issuers is just like a massive move for the industry. And while there's still an uphill battle for future etfs, I'm sure we'll talk about that. I think it just adds to the fact that this is getting Wall Street and crypto together and providing a bridge for the two.

GOLDMAN:Now, one thing you definitely see, and I'm going to start with you over here, I mean, that we've seen since the sec's approval has been the shift in the price of Bitcoin itself. So maybe you talk tell us a little bit about what that means. How does the price of bitcoin, how is that affected by what the sec has decided to approve?

BAEHR:for sure. And you know, just to touch on the earlier point, the market structure around the launch of the ETFs worked immaculately well and it was probably I can't imagine a more difficult 11 different etf launches futures markets spot markets 24/7 seven intersecting with 9:30 to 4:00 and everything went off without a hitch. I think the market gained tremendous confidence that the crypto native market structure was there to meet the demand for the ETFs and continues to do so. That's critically important considering that banks aren't really participating in this asset class yet. So I think a lot of the strength has come from the fact that the network effect is now going to include etf holders and their advisors, and that means there's just a wider audience. So one of the long term drivers of the price of Bitcoin is the network, how many people need it and for what they're holding purpose is and for what they're holding duration is. there are other macroeconomic factors which we think drive the price of Bitcoin. There are technical things like the halving coming up, which some people predict will, you know, put uh some stability or some support underneath the price. But for the newer investors, especially those who are working with advisors who have more of a long term view of an allocation, they really should be able to gain some confidence from the stability of the first month out.

GOLDMAN:Now, one of the things that we saw, Jacqueline, I'll just throw this quickly to you. It was this buy the, you know, sort of sell the fact kind of movement. Once the sec made its decision or announced what it was doing. What do you attribute to that? I mean, because at this point, you know, it has recovered from what we can see. But what was going on in terms of the Bitcoin price itself and what's next?

MELINEK: I think, you know, there's been over $40 billion already put into the Bitcoin spot ETFs across all 11 by market cap. And so as a result, I think you're going to see price go up. And similar to the comment about Bitcoin having supply and demand constraints will exist there and I think it's just going to be a pretty positive year for Bitcoin. There's so many points that are just signaling that the demand will continue to increase for bitcoin, the ETFs and just the market in general.

GOLDMAN: When we come back, the sec has given its blessing to spot Bitcoin etfs, but that doesn't mean that it won't be watching things closely. More on that when we come back.

GOLDMAN:The sec’s approval of Bitcoin ETFs has arguably given the digital currency, a long awaited seal of approval, though it’s also created new factors to consider like volatility and of course, regulation. Or has it? Quick question around the room here, we're going to talk a little bit more about exactly what it means. It's one thing to actually have the sec give its seal of approval, but there's a lot of stuff that goes behind the scenes in terms of what they actually now require. So I'm going to hand that one off to you to start. What's your view? I mean, how are things shaping up?

BAEHR:The market structure, as we said earlier, has been performing spectacularly well. All of the Bitcoin ETFs are tracking the price of Bitcoin quite well. A lot of people don't understand the Bitcoin market structure that exists in the crypto native world is extremely robust and is made up mostly of people who used to be in traditional Finance. So there are futures markets, there are options markets there are lending and borrowing markets. I think that the market structure has proven itself clearly robust enough to support spot Bitcoin ETFs in this country as it has in other countries for many years. Also about volatility. Bitcoin used to be about four or five times as volatile as, say, equities due to a number of factors, including the growth of the network. Bitcoin actually over the summer was a little bit more volatile than equities are during a turbulent period. So the volatility has come down quite a lot as the market has expanded. I think that we have a very good asset to underlie an etf market that the regulators should be very pleased with.

GOLDMAN: You know, just a question related to that. I mean, in terms of what and when is going to be reported to the sec, because that's what they all want. They want lots of information, you know, regular filings, all that. What are your thoughts or what are you hearing about what people maybe have to do to prepare based on what's now been approved?

KOHRS: In terms of volatility, gold was volatile a lot of the times. That's the biggest thing of like, how could this be a store of value? Up until 2004, in November, when we saw the gold etf, right before that, it was common to have 20% drawdowns like it was nothing. And then once again, as Wall Street actually entered in and there was more money, things settled down and it started to act the way it was perceived to be. And I have no hesitation that Bitcoin will do the exact same thing. And then with the sec in terms of regulations and paying attention, well, that kind of gets into the world of are we talking on Wall Street or native crypto? Obviously two very distinct veins. I myself prefer to be in control of my own bitcoin, but I also understand how there's some hesitation that maybe don't fully understand the technological aspects that they would prefer someone to hold the Bitcoin for them. Obviously, a trusted party.

GOLDMAN: And you know, maybe that's a great question to pass over to you, which is, you know, the focus here is on the retail investor, right? So at the end of the day, how much do they need to worry about what the sec is actually looking at versus the institutional players, everybody else behind the scenes?

SONNENSHEIN: Well, you know, this is something that at grayscale we've been committed to for many, many years. GBTC the grayscale Bitcoin trust etf actually became the first sec reporting company in January of 2020. And so in many ways, the 10Ks, the 10Qs, the 8Ks, all of the disclosure that we've put into those documents that has really paved the way forward, not just for GBTC to come to market as an etf, but for all the other spot Bitcoin etf issuers as well. And so we've really had a constructive dialogue with the sec to continue to expand our disclosures, expand our reporting and really continue to try and bridge that educational gap because crypto does move quickly. That's one of the things we've all been talking about today, is really that the ecosystem continues to evolve, demonstrate its resiliency, and it's incumbent upon us as industry players to make sure that we're giving them a trusted source of information.

GOLDMAN:Fair enough. And Jacqueline, i mean, from your perspective, again, just looking at your audience, how closely do we have to watch what the sec is going to say once that reporting starts to come through?

MELINEK:I think it's extremely important to watch what the sec is saying and also what they're not saying. I think the delays last month with the grayscale and BlackRock spot ethereum etf applications speaks volumes by itself. They don't have to say much. And also the decision a three to 2 vote to approve the spot. Bitcoin ETFs was also them saying something that it was like a push pull situation. Not everyone was on board with each other and the conversations are still going to be an uphill battle.

GOLDMAN:As we all know, Bitcoin is structurally different. It's different than other cryptocurrencies. You know, the question is how has that impacted the NAV, you know, in terms of looking at some of these spot Bitcoin ETFs and even just other products in general, and how might it affect that net asset value of some other types of potential cryptocurrencies or spot etf cryptocurrencies going forward?

SONNENSHEIN: Well, I think one of the most important takeaways for this audience or really anybody thinking about Bitcoin is that there are multiple use cases and there are multiple truths around Bitcoin. I'd say the narrative that is most solidified itself on Wall Street is probably looking at Bitcoin as digital gold or a digital store of value. But that's not to say that other investors aren't also getting very excited about the potential for Bitcoin to be a transactional mechanism to allow us to move value at the same speed that we move information. Other folks may be attracted to Bitcoin for the underlying blockchain technology and all the new use cases that we're beginning to unlock around using that distributed ledger technology to really take care of things like ownership and provenance and authenticity. And that's ok. It's ok for it to mean multiple things to multiple people. And I do believe over time it will mean even more things to even a larger audience of people.

GOLDMAN: Matt, I'll throw that same question over to you.

KOHRS:i think from a philosophical standpoint, it's a store of value. i think from a technological standpoint, it's a protocol. But then i think from a realistic standpoint, it is the first globally accessible public money right now in this world. Half of our population has no access to a bank. This, obviously with other technological developments globally, allows them to not have access to a bank but allows them to be a bank. We are on the forefront of an exponential growth of what this means for the financial sector. We've seen this before. Historically, money goes in the way of being the most efficient, the most usable. This is the next logical iteration that is being propelled because of the technology that we have, which is blockchain.

GOLDMAN: The idea behind that. And I'll ask you this question that, you know, and again, some people will think of it as, ok, well, if one Bitcoin is worth $50,000 and then you have this halving coming up, how does that work? Like, how do you actually create a whole ecosystem of a currency, a global currency, as you mentioned, around something that's very finite and static and has a really high price?

BAEHR: Couple of interesting points there. You say a Bitcoin is worth $50,000. There's two values there. There's Bitcoin and there's dollars, right? So the value of Bitcoin being linked to dollars might be a way to express a view on Bitcoin. It might be a way to express a view on dollars. If you think that dollars are going to come under a tremendous amount of pressure, you're going to hop over to Bitcoin for relative safety. But it can also have a macroeconomic interpretation because what dollars have inflation dollars have an interest rate dollars have policy that's driven by the Federal Reserve. Bitcoin has none of these things, right? It's supply is locked in. There's no policy that's going to change the amount of supply and that can be an attractive alternative for diversification or just for certainty. So for a small allocation to portfolio, it can actually have a lot of power. Add to that its diversification properties to traditional assets. Add to that its historical right skewed distribution and suddenly you might be asking your advisor, can we add more Bitcoin rather than should we be adding any at all?

SONNENSHEIN: And I think, Andy, the other thing that's so interesting about that is that when you look at correlations amongst different asset classes where you are today in terms of risk reward on equities, on fixed income, on all the different places that investors have to park capital, it's become so, so concentrated. And so investors are looking to assets like bitcoin, looking to assets like ethereum to provide that diversification benefit to their portfolios. And as more and more investors do this, they look back at their portfolios and they talk to their advisor at the end of the year and they question, well, did I beat the s&p 500 or not? But they also now may start having to ask themselves, well, am I behind from a returns perspective? Because i also didn't have that incremental additive of Bitcoin or ethereum in my portfolio.

GOLDMAN: Is a spot ethereum etf next? More on that with our panel after the break.

GOLDMAN:To many the sec’s approval of Bitcoin ETF’s is only the beginning, with many more types of digital currencies and assets, starting with ethereum next up. Coinbase recently wrote about the sec and the benefits of ethereum and why a spot etf makes sense. So what does the future investing in digital currencies and assets look like? I will throw this one over to you, Michael. What is your view?

SONNENSHEIN: Grayscale operates grayscale ethereum trust ticker, ETHE. It's the largest ethereum fund in the world. We have applied to the sec, to uplist, ETHE to a spot ethereum etf. I think when we examine the crypto landscape very similar to what we saw in Bitcoin when I was being asked these exact same types of questions. Ethereum has a very, very similar setup in the sense that there is an inextricable tie, almost 100% correlation between ethereum derivatives, right? The ethereum futures market and the spot ethereum market. And so the fact that we now have an ecosystem of ethereum futures based ETFs here in the US, there really is no reason to deny the uplisting or the approval of spot ethereum etf to come to market as well. Certainly Bitcoin and ethereum are the two largest assets by market cap within the crypto landscape. And so my belief, the grayscale belief is that spot ethereum ETFs are a matter of when, not a matter of if.

GOLDMAN: I think there is maybe some discussion and debate about the when and if scenario. Maybe Jacqueline, I can ask you a little bit more about that and what your thoughts are.

MELINEK: Yeah, I actually interviewed sec commissioner Hester Peirce last month and I asked her, of course, about the spot ethereum etf applications and what the timeline for that is. Of course, she declined to comment, but at the same time, she also said, like when the spot Bitcoin ETFs were approved, it wasn't like the day of crypto dawned on the sec. It was a big moment for the industry, yes, but that didn't mean everything was changing. There's a whole new leaf, but at the same time, she said, we have to be prepared for when that day does come and maybe it is a matter of when, not if. But the timeline for that is unclear. But I think the amount of demand that we've seen with the spot Bitcoin etf will show that this is something institutions and investors want regardless if the sec is in favor of it.

GOLDMAN: I mean, there are differences. We know that. So, I mean, it's not all going to be the same process necessarily of getting these things approved. Is that fair to say?

KOHRS: To my understanding and obviously the rest of the panel would love for you to weigh in. Is there a major difference with it currently being a security and not necessarily defined as a commodity when coming into the initial lawsuit that you guys had, it was Bitcoin clearly a digital commodity.

BAEHR: The market structure around ethereum is just about as robust as bitcoin's. In Canada You’ve had Bitcoin and ether ETFs for several years now. I think that the idea and actually the idea of a spot ether etf is great because it allows these investors and advisors to think about a completely different investment story with ethereum as to Bitcoin. Bitcoin being a store of value, a macro asset, having its own properties and ethereum really representing kind of the growth of all these projects, smart contracts and adoption, they really kind of pair well together and they work really well as educational tools, which in with two, only two tokens show you the whole breadth of what digital assets can do. So we can't wait for that to be the case. We feel that after that, after the two majors are available independently, people will want to move towards an index so that they can get all the next winners of the next generation.

GOLDMAN: So, Michael, all of this really speaks to the various types of use cases, right? What about the average investor? i mean, how does an increasing roster, if you will, of cryptocurrencies, what how does that apply and what do people do with that?

SONNENSHEIN:Well, i think for the average retail investor, what's been interesting about crypto as an asset class, I think we were talking about this earlier is it actually landed in the hands of retail before it landed in the hands of institutions, which it's never really been the case as other asset classes have been developed on Wall Street and so there have been some retail investors that have certainly got involved in crypto buying Bitcoin directly or perhaps even buying shares of GBTC in their brokerage account. That's now been mainstreamed not just to retail but to advised wealth and even institutions through the onset of spot Bitcoin ETFs. What we have been hearing, though, from investors to Andy's point, is that they want to diversify. Now they understand the use case of bitcoin, they understand the role that it plays in their portfolio. And they're not only looking at assets like ethereum and just kind of going down the market cap list of crypto assets, but then they're starting to think about, well, what else is out there? And so now that Bitcoin has kind of had its mainstream moment, a lot of those questions coming in from investors as to, well, what else should I be focused on? What other Areas of crypto Can I help even diversify my Bitcoin holdings across?

GOLDMAN: Right that makes sense. And you know, and when you had mentioned earlier about it, sort of, you know, the idea of Bitcoin being this global currency, so you have sort of two layers there. You have one where you have one digital currency that's actually something that could be used to buy and sell stuff. And then you have another type of currency or future types of cryptocurrencies where you're going to build out investment products. So what do you think is the more I guess, the quicker route here? Like what do you think is going to take off first?

KOHRS: I think it's comparing the equivalent would be two blue chip stocks two different addressable markets. Two completely different things. One is a store of value, your own bank. The other one is a completely new vision on technology itself. And I myself, if available on the market, would happily invest in both. I don’t think you have to pick between the two because I think strongly that both have a bright future.

GOLDMAN: Jacqueline, what are your thoughts?

MELINEK: I think there are separate groups of people in this, so there will be people who are in it for solely speculative purposes. There are people who are investing long term and then, as Michael mentioned and Matt, that there will be people who will see the value of this and then explore beyond just buying Bitcoin. There are so many use cases and sectors within this industry beyond just a token. And I think once people dive in and get a little bit of education, curiosity will grow.

BAEHR: Yeah the that first intuition meeting, right? You can only kind of teach or provide intuition for kind of one thing at a time and bitcoin's a great place to start, right? So relatively simple blockchain. It's 15 years old. It hasn't changed very much. It kind of has one job. Once people get over that and get their intuition together about how blockchain technology really works to the extent that it gives them confidence moving into ethereum and saying, oh, I'm going to use that same technology to build stuff on top of I get that, and now I'm going to use that same blockchain technology to do entertainment or gaming or other kind of functions and kind of that's how the world changes a little bit, both in terms of Finance and other things that impact. And so when people say digital assets have the same potential as the internet or mobile telephones or things like that.

SONNENSHEIN:I think Andy is spot on, no pun intended with our conversation today. It is. You know, I think there's a lot of questions from investors as to whether or not it's too late, it's too late to start learning, it's too late to start investing in crypto just because it's had the run up that it's had. It is still in the early, early, early days of this ecosystem. And we are going to continue to see, you know, new use cases come unlocked as the monetary base within crypto becomes larger. That is going to kick off really a flywheel that will lead to development work, new addressable markets, new users. And that's the kind of stuff that i think gets everybody on this panel really, really excited. So it's not too late. And if you're confused, no better time than the present to really start bridging that educational gap.

GOLDMAN: Michael sonnenshein grayscale's, ceo, Thank you for joining us today. Andy likewise. Thank you, Matt. Appreciate your time. And of course, Jacqueline, Thank you for joining us.

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